                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO.    3    )*
                                          ---------


       AMERICAN PRECISION INDUSTRIES INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

       SERIES B SEVEN PERCENT (7%) CUMULATIVE CONVERTIBLE PREFERRED STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                       #029069-10-1 for Common Stock
             -------------------------------------------------------
                                 (CUSIP Number)

       STANLEY WEISS, ESQ., 80 MAIN STREET, WEST ORANGE, NJ 07052 (973) 736-1815
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                 March 13, 1998
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                                                                SEC 1746 (12-91)

                                  SCHEDULE 13D


CUSIP No. 029069-10-1 for Common Stock                                                    Page 2 of 7 Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             INTER SCAN HOLDING LTD.

--------------------------------------------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                   (a) [ ]
                                                                                                         (b) [X]


--------------------------------------------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

            00

--------------------------------------------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                 [ ]



--------------------------------------------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION


          SWITZERLAND
--------------------------------------------------------------------------------------------------------------------
                           7        SOLE VOTING POWER 1,236,337 shares (100%) of Series B Seven Percent (7%)
                                    Cumulative Convertible Preferred Stock convertible into 1,538,603 shares (17.2%)
     NUMBER OF                      of Common Stock - as directed by Issuer's Board of Directors for three years.
      SHARES
   BENEFICIALLY            -----------------------------------------------------------------------------------------
     OWNED BY              8        SHARED VOTING POWER
       EACH
     REPORTING
      PERSON
       WITH                -----------------------------------------------------------------------------------------
                           9        SOLE DISPOSITIVE POWER 1,236,337 shares (100%) of Series B Seven Percent (7%)
                                    Cumulative Convertible Preferred Stock convertible into 1,538,603 shares (17.2%)
                                    of Common Stock, subject to the Issuer's right of first refusal for three years.

                           -----------------------------------------------------------------------------------------
                           10        SHARED DISPOSITIVE POWER



--------------------------------------------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


          1,236,337 shares of the above Series B Preferred Stock
--------------------------------------------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                   [ ]



--------------------------------------------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


          One hundred (100%) percent of the outstanding Series B Preferred Stock
--------------------------------------------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*


               CO
--------------------------------------------------------------------------------------------------------------------
                                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
                           INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7                      2 of 7
                       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 029069-10-1 for Common Stock                                                    Page 3 of 7 Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Holger Hjelm as ultimate beneficial owner of all shares of Inter Scan Holding Ltd.

--------------------------------------------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                   (a) [ ]
                                                                                                         (b) [X]


--------------------------------------------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------------------------------------------
4    SOURCE OF FUNDS

            00

--------------------------------------------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                 [ ]



--------------------------------------------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION


          Sweden
--------------------------------------------------------------------------------------------------------------------
                           7        SOLE VOTING POWER 1,236,337 shares (100%) of Series B Seven Percent (7%)
                                    Cumulative Convertible Preferred Stock convertible into 1,538,603 shares (17.2%)
     NUMBER OF                      of Common Stock - as directed by Issuer's Board of Directors for three years.
      SHARES
   BENEFICIALLY           -----------------------------------------------------------------------------------------
     OWNED BY             8        SHARED VOTING POWER
       EACH
     REPORTING
      PERSON
       WITH                -----------------------------------------------------------------------------------------
                           9        SOLE DISPOSITIVE POWER 1,236,337 shares (100%) of Series B Seven Percent (7%)
                                    Cumulative Convertible Preferred Stock convertible into 1,538,603 shares (17.2%)
                                    of Common Stock subject to the Issuer's right of first refusal for three years.

                           -----------------------------------------------------------------------------------------
                           10        SHARED DISPOSITIVE POWER



--------------------------------------------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


          1,236,337 shares of the above Series B Preferred Stock
--------------------------------------------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                   [ ]



--------------------------------------------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


          One hundred (100%) percent of the outstanding Series B Preferred Stock
--------------------------------------------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*


               IN
--------------------------------------------------------------------------------------------------------------------
                                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
                           INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7                      2 of 7
                       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                         SCHEDULE 13D-AMENDMENT NO. 3
                         ---------------------------

CUSIP #029069-10-1 COMMON STOCK                                PAGE 4 OF 7 PAGES
-------------------------------                                -----------------

INTRODUCTION
------------

         The ownership of 20,000 shares of Series A Seven Percent (7%) Cumulative Convertible Preferred Stock of American Precision Industries Inc. ("API") and a $5,000,000 Exchangeable Promissory Note which were exchangeable into 1,236,337 shares of Series B Seven Percent (7%) Cumulative Convertible Preferred Stock ("Series B Preferred Stock") was reported by Inter Scan Holding Ltd. and Holger Hjelm (collectively the "Reporting Persons") in a Schedule
13D filed with the Securities and Exchange Commission ("SEC") on July 16, 1997, as amended by Schedule 13D Amendment No. 1 filed with the SEC on July 17, 1997 and Amendment No. 2 filed with the SEC on November 24, 1997. Since the filing of Amendment No. 2, Inter Scan, a reporting person, entered into a line of credit with Marine Midland Bank wherein Inter Scan pledged the Series B Preferred Stock to secure the line of credit from the Bank.

         The cover pages of the Reporting Persons are hereby amended to read as set forth in this Schedule 13D Amendment No. 3. Items 6 and 7 are hereby amended as set forth in this Schedule 13D Amendment No. 3. All other cover pages and items remain unchanged, and are incorporated herein by reference.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER Item 6 is hereby amended to read as follows:

         There are no contracts, arrangements, understandings or relationships among the persons named in Item 2 with respect to any securities of the API. The only contracts, arrangements, understandings or relationships between any such persons and any other person with respect to any securities of API are as follows:

         (1) The Stock Purchase Agreement and Exhibits thereto which are filed as Appendix A to Amendment No. 1. The Stock Purchase Agreement contains provisions concerning the voting of the securities [Section 3 of the Shareholder Agreement, Exhibit 5.1(d)(1)]; finder fees [Section 11.8 of the Stock Purchase Agreement]; guarantee of profits [Section 6 of the Shareholder Agreement,
Exhibit 5.1(d)(1) and Pages 3 and 4 of the Note, Exhibit 2.1(a)(ii)]; right of first refusal [Section 4 of the Shareholder Agreement, Exhibit 5.1(d)(1)]; and the giving of proxies [Section 3 of the Shareholder Agreement, Exhibit 5.1(d)(1)], all of which are incorporated herein by reference.

         (2) A line of credit was extended to Inter Scan by Marine Midland Bank in an amount not to exceed the lesser of: (i) fifty (50%) percent of the market value of the API common stock into which the Series B Preferred Stock is convertible; and (ii) $15,000,000. The line of credit is for working capital and is secured by a pledge of all of the Series B Preferred Stock owned by Inter Scan. A copy of the Pledge and Assignment Agreement dated March 13, 1998 is annexed as Appendix B to this Schedule.

                         SCHEDULE 13D-AMENDMENT NO. 3
                         ----------------------------

CUSIP #029069-10-1 COMMON STOCK                                PAGE 5 OF 7 PAGES
-------------------------------                                -----------------


ITEM 7. MATERIALS TO BE FILED AS EXHIBITS Item 7 is hereby amended to include the following exhibit:

                  Appendix B- Pledge and Assignment Agreement

SIGNATURE
---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



March 18, 1998                                       /s/ Stanley Weiss
--------------                                       -----------------
                                                     Stanley Weiss, Esq.
                                                     Attorney at Law
                                                     ---------------

                                 SCHEDULE 13D
                                 ------------

CUSIP# 029069-10-1 COMMON STOCK                               PAGE 6 OF 7 PAGES
-------------------------------                               ------------------


                              POWER OF ATTORNEY

                        FOR EXECUTING FORMS 3, 4 AND 5
                                     AND
                                 SCHEDULE 13D

Know all by these presents, that the undersigned hereby constitutes and appoints each of Stanley Weiss, James J. Tanous and Deborah K. Pawlowski, signing singly, its true and lawful attorney-in-fact, with respect to the undersigned's status as a holder of more that 10% of the voting securities of American Precision Industries Inc., to:

(1) execute for and on behalf of the undersigned Forms 3, 4 and 5 in accordance with Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder, and Schedule 13D, and any amendments thereto, in accordance with Section 13(d) of the Securities Exchange Act of 1934 and the rule thereunder;

(2) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete the execution of any such Forms 3, 4 or 5 and any such Schedule 13D and any amendments thereto and the timely filing of such form and Schedule with the United States Securities and Exchange Commission, the New York Stock Exchange and any other authority, and

(3) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned;

it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in his discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary and proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as such attorney-in-fact might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or his/her substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned's responsibilities to comply with Section 16 or Section 13(d) of the Securities Exchange Act of 1934.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 11th day of July 1997.


                                Inter Scan Holding Ltd.

                                By /s/ Dr. Rudolf Heiz
                                  ------------------------
                                Dr. Rudolf Heiz

                                By /s/ Max E. Huber
                                  ------------------------
                                Max E. Huber

                                 SCHEDULE 13D
                                 ------------

CUSIP#029069-10-1 COMMON STOCK                              PAGE 7 OF 7 PAGES
------------------------------                              -------------------

                              POWER OF ATTORNEY

                        FOR EXECUTING FORMS 3,4 AND 5
                                     AND
                                 SCHEDULE 13D

        Know all by these presents, that the undersigned hereby constitutes and appoints each of Stanley Weiss, James J. Tanous and Deborah K. Pawlowski, signing singly, its true and lawful attorney-in-fact, with respect to the undersigned's status as a director of American Precision Industries Inc. and potential beneficial owner of more than 10% of the voting securities of American Precision Industries Inc., to:

(1) execute for and on behalf of the undersigned Forms 3,4 and 5 in accordance with Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder, and Schedule 13D, and any amendments thereto, in accordance with Section 13(d) of the Securities Exchange Act of 1934 and the rule thereunder;

(2) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete the execution of any such Forms 3,4 or 5 and any such Schedule 13D and any amendments thereto and timely filing of such form and Schedule with the United States Securities and Exchange Commission, the New York Stock Exchange and any other authority; and

(3) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned;

it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in his discretion.

        The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary and proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as such attorney-in-fact might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or his/her substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned's responsibilities to comply with Section 16 or Section 13(d) of the Securities Exchange Act of 1934.

        IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 13th day of July 1997.



                                              By  /s/ Holger Hjelm
                                                -----------------------
                                                Holger Hjelm

                                                                      Appendix B


                         PLEDGE AND ASSIGNMENT AGREEMENT


         This Pledge and Assignment Agreement ("Pledge Agreement") is made as of March 13, 1998 by INTER SCAN HOLDING LTD., a Swiss Corporation ("Pledgor"), with its chief executive office at Schifflande 5, CH 8001, Zurich Switzerland, and Marine Midland Bank ("Bank"), having an address at 140 Broadway, 4th Floor, New York, New York 10005.

         Pledgor agrees as follows:

         I.   DEFINITIONS.

              A. DEFINED TERMS. The following terms shall have the meanings set forth below when used in this Pledge Agreement:

                 1. "API" means American Precision Industries Inc., a Delaware corporation.

                 2.  "COLLATERAL" means

                     (a) the Preferred Stock;

                     (b) all rights of Pledgor in the Registration Agreement;
and

                     (c) any Replacement Collateral which becomes Collateral pursuant to the provisions of Section VIII hereof whether now owned or hereafter acquired or arising, and all Proceeds thereof in any form.

                 3. "COMMON STOCK" means any common stock of API.

                 4. "CONVERTIBLE SECURITIES" means any securities issued by API which are convertible into Common Stock.

                 5. "CREDIT AGREEMENT" means the Credit Agreement between Pledgor and Bank dated as of March 13, 1998, as the same may be amended, extended, or amended and restated from time to time.

                 6. "EVENT OF DEFAULT" means Event of Default as defined in
Section IX hereof.

                 7. "LOAN DOCUMENTS" means the Credit Agreement, or other document or instrument now or hereafter executed in connection with the Credit Agreement, as any such document or instrument may be renewed, amended, extended or amended and restated from time to time.

              8. "OBLIGATIONS" means all indebtedness or other obligations of Pledgor to Bank now or hereafter incurred under the Loan Documents or now or hereafter arising under the Loan Documents, of every kind and character, direct or indirect, and whether such indebtedness or other obligations are from time to time reduced and thereafter increased, or entirely extinguished and thereafter reincurred, including, without limitation: (a) indebtedness not yet outstanding, but contracted for, or with respect to which any other commitment related to the Credit Agreement or any of the other Loan Documents exists; (b) all interest provided for in any of the Loan Documents which accrues on any indebtedness until payment of such indebtedness in full; and (c) all obligations to pay fees, costs, expenses and indemnities under any of the Loan Documents.

              9. "OFFERING PERIOD" means a 120 day period commencing on the date that Bank notifies the Pledgor of the intended method of disposition of the Collateral in accordance with the provisions of Section IX(D) hereof.

              10. "PREFERRED STOCK" means 1,236,337 shares of Series B Seven Percent (7%) Convertible Preferred Stock of API and any other shares of such Series B Seven Percent (7%) Convertible Preferred Stock held as Collateral pursuant to the terms of this Agreement.

              11. "REGISTRATION AGREEMENT" means the Registration Agreement between API and Pledgor dated as of July 8, 1997, as amended from time to time.

              12. "SECURITY INTEREST" means the security interest in the Collateral granted by the Pledgor under this Pledge Agreement.

          B. CREDIT AGREEMENT DEFINITIONS. All capitalized terms used but not defined herein shall have the meanings attributed to them in the Credit Agreement.

          C. UCC TERMS. All capitalized terms, unless otherwise defined in this Pledge Agreement or the Credit Agreement, shall have the definitions set forth in the Uniform Commercial Code adopted in New York State, as the same may from time to time be in effect.

         II.      SECURITY INTEREST.

                  Pledgor hereby pledges, transfers and assigns to Bank and grants to Bank a security interest in the Collateral to secure payment of the Obligations.

         III.     REPRESENTATIONS AND WARRANTIES OF PLEDGOR.

         The Pledgor represents and warrants, and, so long as this Pledge Agreement is in effect, shall be deemed continuously to represent and warrant that: (a) the Pledgor is the owner of the Collateral free of all security interests or other encumbrances, except the Security Interest; (b) each Security constituting Collateral is genuine and in all respects what it purports to be;
(c) Pledgor's records concerning the Collateral are kept at the address specified above; and (d) Pledgor is authorized to enter into this Pledge Agreement.

         IV.      COVENANTS OF PLEDGOR.

                  So long as this Pledge Agreement is in effect, the Pledgor:

                  (a) will defend the Collateral against the claims and demands of all other parties; will keep the Collateral free from all security interests or other encumbrances, except the Security Interest; and will not sell, transfer, assign, deliver or otherwise dispose of any Collateral or any interest therein without the prior written consent of Bank; (b) will notify Bank promptly in writing of any change in Pledgor's address, specified above; (c) in connection herewith, will execute and deliver to Bank such financing statements, assignments and other documents and do such other things relating to the Collateral and the Security Interest as Bank may reasonably request, and pay all costs of title searches and filing financing statements, assignments and other documents in all public offices requested by Bank; and (d) will pay all taxes, assessments and other charges of every nature which may be imposed, levied or assessed against the Pledgor or the Pledgor's assets, prior to the date of attachment of any penalties or liens with respect thereto (other than liens attaching prior to payment becoming due, if payment is made when due), provided, however, the Pledgor shall not be required to pay any such tax, assessment or other charge so long as its validity is being contested in good faith by appropriate proceedings diligently conducted.

         V.       REGISTERED HOLDER OF COLLATERAL.

                  The Pledgor authorizes Bank to transfer, after the occurrence of an Event of Default, the Collateral or any part thereof into its own name or that of its nominee so that Bank or its nominee may appear on record as the sole owner thereof. Pledgor waives all rights to be advised of, or to receive, any notices, statements or communications received by Bank or its nominee as such record owner.

         VI.      DIVIDENDS ON COLLATERAL.

                  A. Before the occurrence of any Event of Default, Pledgor may retain any dividends paid with respect to the Collateral.

                  B. After the occurrence of an Event of Default, any dividends paid on the Collateral shall be retained by Bank as part of the Collateral and shall not be released to Pledgor; and the Pledgor will not demand or receive any dividends on the Collateral. If the Pledgor receives any such dividends without any demand by it, same shall be held by Pledgor for the benefit of the Bank, in the same medium in which received, shall not be commingled with any assets of Pledgor and shall be delivered to the Bank, in the form received, properly indorsed to permit collection, not later than the next business day following the day of its receipt. After the occurrence of an Event of Default, Bank shall apply the net cash receipts from such dividends to payment of any of the Obligations, provided that Bank shall account for and pay over to Pledgor any such dividends remaining after payment in full of the Obligations.

         VII.     CONVERSION, INCREASES, PAYMENTS OR DISTRIBUTIONS.

                  A. Whether or not an Event of Default has occurred, the Pledgor authorizes Bank (i) to receive any stock received upon conversion of any shares constituting the Collateral, any increases in the Collateral (including, without limitation, any stock issued as a result of any stock split or dividend, any capital distributions and the like), and to hold the same as part of the Collateral; and (ii) to receive any payment or distribution on the Collateral upon redemption by, or dissolution and liquidation of, the issuer; to surrender the Collateral or any part thereof in exchange therefor; and to apply the net cash receipts from any such payment or distribution to a payment of the Obligations.

                  B. Whether or not an Event of Default has occurred, if the Pledgor receives any such increases, payments or distributions, Pledgor will receive and deliver same promptly to the Bank, and on the same terms and conditions set forth in paragraph VI.B. hereof respecting cash dividends, to be held by Bank as part of the Collateral.

         VIII.    REPLACEMENT COLLATERAL.

                  Prior to the earlier of (i) the occurrence of an Event of Default, or (ii) conversion of any of the Preferred Stock into Common Stock, the Pledgor may propose by written notice to the Bank to pledge and grant to the Bank a security interest in other securities issued by API and related rights to secure payment of the Obligations (the "Replacement Collateral"). The Bank will accept the Replacement Collateral in substitution for the Collateral upon fulfillment of each of the following conditions:

                  (A) the Replacement Collateral shall consist solely of Convertible Securities and rights related to such securities;

                  (B) the number of shares of Common Stock into which the Replacement Collateral is convertible shall be equal to or greater than the number of shares of Common Stock into which the Preferred Stock is then convertible;

                  (C) the market value and liquidity of the Replacement Collateral shall be no less than that of the Preferred Stock and rights related thereto in which the Bank has a security interest;

                  (D) all other terms of the Replacement Collateral shall be no less favorable than that of the Preferred Stock and rights related thereto in which the Bank has a security interest; and

                  (E) the Bank shall have received a written opinion of an independent nationally recognized investment banking firm selected by the Bank specifying that each of the foregoing conditions has been fulfilled and the fees and expenses of such investment banking firm shall have been paid by the Pledgor.

         Upon fulfillment of each of the foregoing conditions, (i) the Pledgor will deliver to the Bank certificated securities constituting the Replacement Collateral and execute and deliver to the Bank any documents reasonably requested by the Bank to perfect or confirm the Bank's security interest in the Replacement Collateral and, thereupon, the Replacement Collateral shall become the "Collateral" for all purposes of this Agreement, and (ii) the Bank will deliver to the Pledgor certificates representing the securities formerly constituting the Collateral and take such other actions as may be reasonably necessary to terminate the Bank's security interest in such securities and rights related thereto.

         Pledgor covenants it shall promptly pay all fees and expenses of the investment banking firm described in clause (E) above whether or not the foregoing conditions have been satisfied.

         IX.      EVENTS OF DEFAULT.

                  A. Any of the following events or conditions shall constitute an "Event of Default" hereunder: (a) default by the Pledgor in the performance of any obligation, term or condition of this Pledge Agreement; and (b) an Event of Default under the Credit Agreement.

                  B. Bank's rights and remedies with respect to the Collateral shall be those of a secured party under the Uniform Commercial Code and under any other applicable law, including, without limitation securities laws, as the same may from time to time be in effect, in addition to those rights granted herein and in any other agreement now or hereafter in effect between the Pledgor and Bank.

                  C. Without in any way requiring notice to be given in the following time and manner, the Pledgor agrees that any notice by Bank of sale, disposition or other intended action hereunder or in connection herewith, whether required by the Uniform Commercial Code or otherwise, shall constitute reasonable notice to the Pledgor if such notice is sent by telecopy or by reliable overnight courier at least ten days prior to such action, to Pledgor's telecopy number or address specified in Section 8.6 of the Credit Agreement or to any other telecopy number or address which Pledgor has specified in writing to Bank as the telecopy number or address to which notices hereunder shall be given to Pledgor.

                  D. On the occurrence of an Event of Default, Bank will notify the Pledgor of any intended method of disposition of the Collateral, if and when determined, but the foregoing shall in no way limit the Bank's rights and remedies or any other provision of this Pledge Agreement.

                  E. The Pledgor agrees to pay on demand all reasonable costs and expenses incurred by Bank in enforcing this Pledge Agreement, in realizing upon or protecting any Collateral and in enforcing and collecting any Obligations or any guaranty thereof, including, without limitation, if Bank retains counsel for advice, suit, appeal, insolvency or other proceedings under the Federal Bankruptcy Code or otherwise, or for any of the above purposes, the reasonable attorneys' fees incurred by Bank. Payment of all sums hereunder is secured by the Collateral.

                  F. After the payment in full of the Obligations and the termination or expiration of Bank's commitment under the Credit Agreement, Bank agrees to account to the Pledgor for any proceeds remaining from the disposition of Collateral by Bank and to pay such remaining proceeds to the Pledgor unless otherwise required by law.

         X.       MISCELLANEOUS.

                  A. The Pledgor hereby agrees to execute and deliver, or cause to be executed and delivered, to Bank all further documents and perform all other acts and things which Bank reasonably deems necessary or appropriate to protect any security interests in any property directly or indirectly securing payment of any indebtedness of Pledgor to Bank.

                  B. The Pledgor hereby authorizes Bank, at Pledgor's expense, to file such financing statement or statements relating to the Collateral without the Pledgor's signature thereon as Bank at its option may deem appropriate, and appoints Bank as the Pledgor's attorney-in-fact (without requiring Bank) to execute any such financing statement or statements in the Pledgor's name and to perform all other legal acts which Bank reasonably deems appropriate to perfect and continue the Security Interest and to protect, preserve and realize upon the Collateral. This power of attorney is coupled with an interest and is irrevocable until the Obligations have been irrevocably paid in full and all commitments by Bank under the Credit Agreement have expired or been terminated.

                  C. After the occurrence of an Event of Default, Bank may demand, collect and sue on any of the Collateral (in Pledgor's or Bank's name at the latter's option); may enforce, compromise, settle or discharge such Collateral without discharging the Obligations or any part thereof.

                  D. Upon Pledgor's failure to perform any of its duties hereunder, Bank may, but shall not be obligated to, perform any or all such duties, including, without limitation, payment of taxes, assessments, insurance and other charges and expenses as herein provided, and the Pledgor shall pay an amount equal to the cost thereof to Bank on demand by Bank. Payment of all moneys hereunder shall be secured by the Collateral.

                  E. No course of dealing between Pledgor and Bank and no delay or omission by Bank in exercising any right or remedy hereunder or with respect to any Obligations shall operate as a waiver thereof or of any other right or remedy, and no single or partial exercise thereof shall preclude any other or further exercise thereof or the exercise of any other right or remedy. Bank may remedy any default by Pledgor hereunder or with respect to any Obligations in any reasonable manner without waiving the default remedied and without waiving any other prior or subsequent default by Pledgor. All rights and remedies of Bank hereunder are cumulative.

                  F. The Pledgor authorizes Bank, without notice or demand and without affecting Pledgor's obligations hereunder, from time to time: (i) to exchange, enforce or release any collateral or any part thereof (other than the Collateral) taken from any party for payment of the Obligations or any part thereof; (ii) to release, substitute or modify any obligation of any indorser, guarantor or other party in any way obligated to pay the Obligations or any part thereof, or any party who has given any security, mortgage or other interest in any other collateral as security for the payment of the Obligations or any part thereof; (iii) upon the occurrence of any Event of Default, to direct the order or manner of disposition of the Collateral and any and all other collateral and the enforcement of any and all indorsements, guaranties and other obligations relating to the Obligations or any part thereof, as Bank may determine; and (iv) to determine how, when and what application of payments and credits, if any, shall be made on the Obligations or any part thereof.

                  G. The rights and benefits of Bank hereunder shall, if Bank so directs, inure to any party acquiring Bank's interest in the Obligations.

                  H. Bank and Pledgor as used herein shall include the successors or assigns of those parties.

                  I. No modification, rescission, waiver, release or amendment of any provision of this Pledge Agreement shall be made, except by a written agreement subscribed by the Pledgor and by a duly authorized officer of Bank.

                  J. This Pledge Agreement and the transaction evidenced hereby shall be governed by and construed under the laws of New York State, as the same may from time to time be in effect, without regard to principles of conflicts of laws.

                  K. The Pledgor hereby irrevocably appoints Bank the Pledgor's agent with full power, in the same manner, to the same extent and with the same effect as if the Pledgor was to do the same to perform all acts which Bank deems appropriate to protect, preserve and realize upon the Collateral. The agency hereby created may only be exercised by Bank after the occurrence of an Event of Default, is otherwise unconditional and shall not terminate until all of the Obligations are paid in full and until all commitments by Bank under the Credit Agreement have expired or been terminated. This power of attorney is a power coupled with an interest and is irrevocable until the Obligations have been irrevocably paid in full and all commitments by Bank under the Credit Agreement have expired or been terminated. Notwithstanding anything in this Pledge Agreement to the contrary, the Bank shall not convert any Convertible Securities into Common Stock prior to the occurrence of an Event of Default.

                  L. Prior to the occurrence of an Event of Default, and after the occurrence of an Event of Default with the prior written consent of Bank, the Pledgor may exercise its right to convert the Convertible Securities into Common Stock in accordance with the terms of the Convertible Securities, and Bank will consent to a release of the Convertible Securities to allow such conversion, provided that the certificates evidencing such Common Stock accompanied by stock powers executed in blank by the Pledgor are delivered to Bank contemporaneously with the release of the Convertible Securities. Any such Common Stock shall constitute part of the Collateral in accordance with the provisions of VII hereof.

                  M. Bank acknowledges that the Preferred Stock, and if applicable the Common Stock into which such Preferred Stock is converted, are subject to the terms of the Shareholder Agreement, and that Bank's rights in the Preferred Stock, and if applicable such Common Stock, are therefore subject to the terms of the Shareholder Agreement.

                  N. This Pledge Agreement is and is intended to be a continuing Pledge Agreement and shall remain in full force and effect until the Obligations outstanding, or contracted or committed for (whether or not outstanding), and any extensions or renewals thereof, together with interest accruing thereon shall be finally and irrevocably paid in full. If, after receipt of any payment of all or any part of the Obligations, Bank is for any reason compelled to surrender such payment to any person or entity, because such payment is determined to be void or voidable as a preference, impermissible setoff, or a diversion of trust funds, or for any other reason, this Pledge Agreement shall continue in full force notwithstanding any contrary action which may have been taken by Bank in reliance upon such payment, and any such contrary action so taken shall be without prejudice to Bank's rights under this Pledge Agreement and shall be deemed to have been conditioned upon such payment having become final and irrevocable. After the payment in full of the Obligations and the expiration or termination of Bank's commitment under the Credit Agreement, Bank shall return to the Pledgor any certificated securities constituting Collateral which have not been liquidated by Bank, and deliver to the Pledgor UCC termination statements to terminate any UCC financing statements filed with respect to the Collateral.

                  O. Pledgor recognizes that, by reason of certain prohibitions contained in the Securities Act of 1933, as amended (the "Securities Act"), and applicable state securities laws ("Blue Sky Laws"), the Bank may be compelled, with respect to any sale of all or any part of the Collateral, to make sales of such Collateral to purchasers who have agreed, among other things, to acquire the Collateral for their own account, for investment and not with a view to the distribution or resale thereof. Pledgor acknowledges that such public or private sales may be at prices and on terms less favorable to the Bank than those obtainable through a public sale without such restrictions. Pledgor acknowledges and agrees that this Pledge Agreement does not obligate the Bank under any circumstance to register any of the shares constituting Collateral under the Securities Act or any Blue Sky Laws for the benefit of the Pledgor.

                     Notwithstanding the foregoing provisions of this
Section X(O), if, after the occurrence of an Event of Default, (1) Bank has determined that a disposition of the Collateral shall be required, and (2) the Collateral has a market value exceeding 150% of the then outstanding balance of the Obligations (plus estimated interest to the anticipated Collateral disposition date), then the Bank shall, at the option of the Bank, either (a) use reasonable efforts during the Offering Period to dispose of the Collateral by selling the Collateral in a registered public offering pursuant to the Registration Agreement, or (b) permit the Pledgor to proceed with the public offering during the Offering Period pursuant to the Registration Agreement, provided that each of the following conditions is and remains satisfied during the Offering Period:

         1. The Pledgor shall have taken any action reasonably requested by the Bank from time to time to facilitate such public offering and the registration of the Collateral under the Securities Act and applicable Blue Sky Laws pursuant to the Registration Agreement, including, without limitation, the exercise by the Pledgor of the Pledgor's demand registration rights under the Registration Agreement.

         2. The Collateral shall continue to have a market value as determined by the Bank (in accordance with the terms of the definition of "Collateral Pool" in the Credit Agreement) exceeding 150% of the outstanding balance of the Obligations from time to time plus estimated interest to the anticipated Collateral disposition date.

         3. There shall be no legal or other reason why the registration of the Collateral under the Securities Act and applicable Blue Sky Laws during the Offering Period shall not then be permissible or reasonably feasible.

         4. The Pledgor shall have provided from time to time to the Bank a cash deposit or other security acceptable to the Bank to secure the Pledgor's obligation under Section IX(E) to reimburse the Bank for any expenses anticipated to be incurred by the Bank in connection with any such public offering.

         The proceeds of any such public offering shall be applied to the Obligations.

         If (x) at any time any one or more of the conditions set forth in (1) to (4) above shall not continue to be satisfied as determined by the Bank (even if any such condition is later satisfied), or (y) a public offering of the Collateral shall not have been consummated during the Offering Period, the Bank shall thereupon have no further obligation to exercise reasonable efforts to proceed with such public offering of the Collateral or to permit the Pledgor to proceed with such public offering.

                  P. THE PLEDGOR AGREES THAT ANY ACTION OR PROCEEDING TO ENFORCE, OR ARISING OUT OF, THIS PLEDGE AGREEMENT SHALL BE SUBJECT TO THE PROVISIONS OF SECTION 8.12 OF THE CREDIT AGREEMENT AND THE RIDER THERETO.

                  Q. THE PLEDGOR AND BANK HEREBY KNOWINGLY, VOLUNTARILY, AND INTENTIONALLY WAIVES ANY RIGHT TO TRIAL BY JURY THEY MAY HAVE IN ANY ACTION OR PROCEEDING, IN LAW OR IN EQUITY, IN CONNECTION WITH THIS PLEDGE AGREEMENT OR THE TRANSACTIONS RELATED THERETO.




                        [SPACE INTENTIONALLY LEFT BLANK]

                                        INTER SCAN HOLDING LTD.

                                        By:  /s/ Holger Hjelm, Director
                                             -----------------------------------
                                        Name:              Holger Hjelm
                                             -----------------------------------


                                        By:  /s/ Max Huber, Director
                                             -----------------------------------
                                        Name:              Max Huber
                                             -----------------------------------


                                        MARINE MIDLAND BANK

                                        By:    /s/ Mark J. Rakov
                                             -----------------------------------
                                        Name:   Mark J. Rakov
                                             -----------------------------------
                                        Title:     Vice President
                                             -----------------------------------




                      [SIGNATURE PAGE - PLEDGE AGREEMENT]